

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via E-mail</u>
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

> **Re:** **The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2011**
> **Filed December 1, 2011**
> **Response filed July 20, 2012**
> **File No. 1-14446**

Dear Ms. Johnston:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 40-F for Fiscal Year Ended October 31, 2011</u>

<u>Exhibit 2 – Management's Discussion and Analysis</u>

<u>Risk Factors That May Affect Future Results, page 58</u>

<u>Changes in Laws and Regulations, and Legal Proceedings, page 59</u>

1. We note the proposed disclosure entitled "Legal Proceedings" provided in response to our prior comment three. Rather than providing a cross-reference to the discussion of your material proceedings in the financial statements, please further expand this

disclosure to briefly describe your material pending proceedings and the associated risks to the company.

<u>Valuation of Goodwill and Other Intangibles, page 83</u>

2. We note your response to prior comment seven of our letter dated June 7, 2012 and that your response only addressed your capital allocation methodology and goodwill impairment test in Fiscal 2012 under IFRS. You also state that as of May 1, 2011 the unallocated amount of shareholders' equity was $9,810 million. Please address the following:

   - Clarify whether the $9,810 million relates to the May 1, 2011 impairment test for Fiscal 2011 under Canadian GAAP or the May 1, 2012 impairment test under IFRS for Fiscal 2012 given your response seemed to indicate that it only addressed your accounting under IFRS and Fiscal 2012.

   - Tell us the capital allocation methodology you used to determine the carrying value of your reporting units for goodwill impairment test under Canadian GAAP and U.S. GAAP in Fiscal 2011.

   - If a similar methodology was used in Fiscal 2011 and you did not allocate 100% of your shareholders' equity as part of the test please tell us the amount of equity unallocated as of the test date. Also, provide us with a list of the following, in tabular format, by reporting unit: (a) unit fair value; (b) carrying amount; and (c) reporting unit goodwill.

3. You state that the unallocated shareholders' equity is held within the Corporate segment and is due to the accumulation of capital to fund incremental Basel III capital requirements. We note the guidance in IAS 36, beginning at paragraph 77 and believe that all assets and liabilities should be allocated to a cash-generating unit (CGU) unless you can specifically identify certain assets or liabilities that do not relate to the operations of any unit and meet the definition of a corporate asset in paragraphs 100 to 102. Please respond to the following:

   - Please tell us whether you have analyzed whether the "residual capital" not allocated to any of your CGUs and that remains in the Corporate segment can be specifically attributed to certain assets and liabilities that do not relate to the operations of any CGU, and if so, please identify those assets and liabilities and quantify those amounts.

   - Provide us with a breakdown of your corporate assets that you determine cannot be allocated and the method under paragraph 102(b) you use for your goodwill impairment test as it relates to these assets.

- To the extent that you are not able to conclude that the "residual capital" does not relate to any of your CGUs, please tell us the effect, if any, the allocation of the "residual capital" to your CGUs on a reasonable and consistent basis would have on your May 2, 2012 goodwill impairment test.

- Please expand your proposed goodwill policy disclosures from your response to discuss whether there is any and the amount of "residual capital" that is not allocated to the CGUs and the assets and liabilities that you specifically identified that were not attributable to those CGUs.

You may contact Lindsay McCord at (202) 551-3417 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director